UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated September 6, 2016

Commission File No.: 1-11130

(Translation of registrant’s name into English)

148/152 Route de la Reine 92100 Boulogne-Billancourt — France

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	English translation of the standardized press release announcing the filing of Nokia and Alcatel Lucent’s draft joint offer document with the French stock market authority dated September 6, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Alcatel Lucent, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2016

	By:	/s/ Olivier DURAND
	Name:	Olivier DURAND
	Title:	Chief Executive Officer